Exhibit 1
Noah Education Announces Resignation of Directors
SHENZHEN, CHINA — August 25, 2010 — Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or the “Company”), a leading provider of interactive educational content and education services in China, today announced that Mr. Xianquan Xiao and Mr. Guangnan Ni have resigned from the Company’s board of directors due to personal reasons, effective August 12, 2010.
Mr. Xianquan Xiao has served as a member of Noah’s board of directors since November 2006. Mr. Xiao resigned from his position as Noah’s chief operating officer in November 2009 to start his own venture. Mr. Guangnan Ni, age 71, who is retiring from the Company’s board, has served as an independent member of Noah’s board of directors since July 2007, as well as a member of the audit committee and as the chairman of the compensation committee. These resignations bring the total number of members serving on Noah’s board of directors to seven.
Following Mr. Ni’s resignation, Noah’s board of directors has appointed Mr. Benzhong Wang as a member of the audit committee and as the chairman of the compensation committee. Mr. Wang has served as Noah’s independent director since October 2008. In addition to his experience at Noah, Mr. Wang has upwards of 40 years of experience in the secondary education industry. Mr. Wang’s current roles include director at the Chinese Society of Education, which he has held since 2007, director at China Educational Technology Association since 2004, chairman of the National High School Principal Association, and vice president of the China Education Society’s National Research Center for Computer Education and Honorary Chairman at the Society’s Primary and Secondary School Information Technology Professional Committee since 1982. He was the principal and legal representative of the Beijing Concord College of Sino-Canada (BCCSC). Prior to joining BCCSC, Mr. Wang held various positions at The Experimental High School affiliated with Beijing Normal University since 1963.
Mr. Dong Xu, Noah’s chairman and chief executive officer, said, “On behalf of the entire Noah board and management team, I would like to thank Mr. Xiao and Mr. Ni for their service over the past several years and wish them all the best in their future endeavors. Both have played an instrumental role in Noah’s growth and their guidance has helped define our strategy for business expansion. We are confident that Mr. Wang’s extensive industry experience and deep understanding of Noah will enable him to make positive contributions to both the audit and compensation committees.”
About Noah
Noah Education Holdings Limited is a leading provider of interactive educational content and education services in China. Noah’s core offering includes the development and marketing of interactive educational courseware content, electronic learning products (ELPs), software, English training services for children and after-school education services. Noah combines standardized education content with innovative digital and multimedia technologies to create a dynamic learning experience and improve academic performance for children in China. Noah has developed a nationwide sales network, powerful brand image, and accessible and diverse delivery platforms to bring its innovative content to the student population. Noah also provides English training services for children under the brand Little New Star in its directly-owned training centers and franchised training centers throughout China. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED.

For more information about Noah, please visit http://www.noahedu.com.cn.
For more information, please contact:

Investor Contact:	Investor Relations (US):
Jerry He	Kelly Gawlik
CFO and Executive Vice President	Taylor Rafferty
Noah Education Holdings Ltd	Phone: +1-212-889-4350
Phone: +86-755-8204-9263	Email: noahedu@taylor-rafferty.com
Email: jerry.he@noahedu.com
Investor Relations (HK):
Ruby Yim
Taylor Rafferty
Phone: +852-3196-3712
Email: noahedu@taylor-rafferty.com

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